AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 8, 1999

                                                REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                                 ENTREMED, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                      58-1959440
(STATE OR OTHER JURISDICTION OF               (IRS EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

                           9640 MEDICAL CENTER DRIVE
                           ROCKVILLE, MARYLAND 20850
                                 (301) 217-9858
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             JOHN W. HOLADAY, PH.D.
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 ENTREMED, INC.
                           9640 MEDICAL CENTER DRIVE
                           ROCKVILLE, MARYLAND 20850
                                 (301) 217-9858
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:
                              ROBERT B. OTT, ESQ.
                             RICHARD E. BALTZ, ESQ.
                                ARNOLD & PORTER
                            555 TWELFTH STREET, N.W.
                             WASHINGTON, D.C. 20004
                                 (202) 942-5000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AS DESCRIBED IN THE PROSPECTUS AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

  TITLE OF EACH CLASS
  OF SECURITIES TO BE      AMOUNT TO BE          PROPOSED MAXIMUM               PROPOSED MAXIMUM             AMOUNT OF
       REGISTERED          REGISTERED(1)   OFFERING PRICE PER SHARE(2)    AGGREGATE OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, $0.01 par
value per share.........      953,751               $24.90625                     $23,754,361                 $6,604

(1) Represents number of shares of Common Stock issuable upon exercise of outstanding warrants issued as described in the Prospectus. Pursuant to Rule 416 of the Securities Act, this Registration Statement also covers such indeterminable additional shares as may become issuable upon exercise of such warrants as a result of any future stock splits, stock dividends or similar transactions.
(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) of the Securities Act based on the average of the high and low sale prices of the Common Stock as reported on The Nasdaq National Market on June 4, 1999.

    THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

================================================================================

                    SUBJECT TO COMPLETION DATED JUNE 8, 1999

PROSPECTUS

                                 ENTREMED, INC.

                         953,751 SHARES OF COMMON STOCK

                            ------------------------

     The persons listed in this Prospectus under 'Selling Stockholders' may offer and sell from time to time an aggregate of up to 953,751 shares of common stock that they have acquired or may acquire upon exercise of warrants granted by us.

     The Selling Stockholders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     Our common stock is quoted on the Nasdaq National Market and traded under the symbol 'ENMD.' On June 7, 1999, the closing sale price of the Common Stock on the Nasdaq National Market was $25.1875.

     Our principal executive offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850 and our telephone number is (301) 217-9858.

                            ------------------------

     SEE 'RISK FACTORS' BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN OUR COMMON STOCK.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is          , 1999

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----
Risk Factors...................................................     2
The Company....................................................    13
Use of Proceeds................................................    13
Selling Stockholders...........................................    14
Plan of Distribution...........................................    17
Legal Matters..................................................    17
Experts........................................................    17
Where You Can Find More Information............................    18

THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE VALUE OF OUR COMMON STOCK; UNCERTAINTIES RELATING TO OUR TECHNOLOGICAL APPROACH, OUR HISTORY OF OPERATING LOSSES AND ANTICIPATION OF FUTURE LOSSES; UNCERTAINTY OF OUR PRODUCT DEVELOPMENT; OUR NEED FOR ADDITIONAL CAPITAL AND UNCERTAINTY OF ADDITIONAL FUNDING; OUR DEPENDENCE ON COLLABORATORS AND LICENSEES; INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE IN THE BIOPHARMACEUTICAL INDUSTRY; UNCERTAINTIES RELATING TO OUR PATENT AND PROPRIETARY RIGHTS; UNCERTAINTIES RELATING TO CLINICAL TRIALS; GOVERNMENT REGULATION AND UNCERTAINTIES OF OBTAINING REGULATORY APPROVAL ON A TIMELY BASIS OR AT ALL; OUR DEPENDENCE ON KEY PERSONNEL, RESEARCH COLLABORATORS AND SCIENTIFIC ADVISORS; UNCERTAINTIES RELATING TO HEALTH CARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT; AND RISKS ASSOCIATED WITH PRODUCT LIABILITY.

OUR FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION AVAILABLE TO US AS OF TODAY'S DATE, AND WE WILL NOT UPDATE THESE STATEMENTS. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED.

                                  RISK FACTORS

     You should carefully consider the risks described below together with all of the other information provided and incorporated by reference in this Prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES

     To date, we have been engaged primarily in research and development activities. Although we have received license fees and research and development funding from our collaboration with Bristol-Myers Squibb Company and research grants, we have not derived any revenues from operations.

     At March 31, 1999, we had an accumulated deficit of approximately $52,456,000. Significant losses have continued since March 31, 1999. We also will be required to conduct substantial research and development and clinical testing activities for all of our proposed products. We expect that these activities will result in operating losses for the foreseeable future, particularly due to the extended time period before we expect to commercialize any products, if ever. In addition, to the extent we rely upon others for development and commercialization of our products, our ability to achieve profitability will depend upon the success of these other parties. We also rely to a significant extent on grants from governmental and other organizations as a source of revenues and funding for our research and the development of our products. If our grant revenue were to be reduced to any substantial extent, it may impair our revenues and hence our ability to continue our research and development efforts. We cannot assure you that we will be able to generate revenues from operations or achieve profitability on a sustained basis, if at all.

NATURE OF OUR COLLABORATIVE RELATIONSHIP WITH BRISTOL-MYERS SQUIBB

     We entered into a license and research collaboration agreement with Bristol-Myers Squibb in December of 1995. We modified the terms of this agreement in mid-February 1999 and now have assumed full responsibility for the research and development of the Angiostatin(Registered) protein. Under the revised agreement, we have undertaken both financial and operational responsibility for preclinical pharmaceutical development and clinical work on the Angiostatin(Registered)protein. Bristol-Myers Squibb has agreed to provide us with advice on structuring a clinical program but, otherwise, will not have any direct involvement with our development of the Angiostatin(Registered) protein.

     Our relationship with Bristol-Myers Squibb has been an important component of our public image. Bristol-Myers Squibb continues to own our common stock and has agreed to certain restrictions on its ability to sell this interest. Specifically, Bristol-Myers Squibb is unable to sell its full interest in us until at least December 1, 2001 without our consent. A decision by Bristol-Myers Squibb to sell some or all of its interest in the Company could have an adverse impact on our business.

     The outcome of the research and development of Angiostatin(Registered)will now depend heavily upon our ability to successfully establish and fund the preclinical pharmaceutical development and clinical work on the Angiostatin(Registered) protein. In addition, if we are not successful in establishing, funding and completing the preclinical pharmaceutical development and clinical work on the Angiostatin(Registered) protein, we would be materially adversely affected. Even if the research and development phase is successful, if we are unable to commercialize the Angiostatin(Registered) protein, we would be materially adversely affected.

     In addition, our research payments from Bristol-Myers Squibb will end on August 9, 1999, and the semi-annual research support payment due June 5, 1999 to us will be prorated to cover the period from June 5 to August 9, 1999. This payment will be the final research payment under the original terms of the license and research collaboration agreement. Bristol-Myers Squibb also will reimburse all of our patent and related costs incurred prior to August 9, 1999.

DEPENDENCE ON CELGENE TO COMMERCIALIZE THALIDOMIDE

     We have sublicensed to Celgene Corporation all of our rights to commercialize and sell thalidomide worldwide. We will receive royalties on all sales of thalidomide by Celgene. The success of our relationship with Celgene and the marketing of thalidomide will depend, in part, on Celgene's own competitive, marketing, and strategic considerations, including the relative advantages of alternative products being developed and marketed by its competitors. In addition, if Celgene is not successful in marketing thalidomide, we would be materially adversely affected.

     Thalidomide is currently in Phase 2 of human clinical trials for cancer indications. Thalidomide has received orphan drug designation from the FDA as a treatment for Kaposi's sarcoma, a form of skin cancer most frequently associated with AIDS, and for primary brain malignancies. Celgene, to whom we have licensed the rights to commercialize thalidomide, has received approval from the FDA to market thalidomide for the treatment of erythema nodosum leprosum, an inflammatory skin condition of some leprosy patients. The FDA, however, has not yet approved the marketing and sale of thalidomide for cancer. Celgene still must pass significant regulatory hurdles before thalidomide will be commercially available for the treatment of cancer, if ever.

NATURE OF OUR RELATIONSHIP WITH CHILDREN'S HOSPITAL, BOSTON

     We have relationships with collaborators at academic and other institutions who conduct research either on our behalf or whose research we have the right to license and use. Since our founding, our primary research collaboration has been with Children's Hospital, Boston. Pursuant to our agreement with Children's Hospital, Boston, we agreed to provide funding for some of their antiangiogenesis research projects and granted them options to acquire an ownership interest in us. In return, they gave us the right to fund additional research projects and obtain licenses to any discoveries arising from that research. Children's Hospital, Boston, originally discovered Endostatin(Trademark) protein, Angiostatin(Registered) protein, 2ME2, and the antiangiogenic properties of thalidomide and thalidomide analogs. To date, we have received licenses from Children's Hospital, Boston, for these products.

     Researchers at Children's Hospital, Boston, also may be working on other products that may be used to treat cancer in a variety of ways, including by antiangiogenesis. Although we believe that, pursuant to our agreement, we are entitled to license and use all products related to antiangiogenesis, Children's Hospital, Boston, may take a different position. Children's Hospital, Boston, has licensed, and may in the future license, products to our existing and potential competitors.

     Our agreement with Children's Hospital, Boston, is scheduled to expire in October 1999. The Company does not know whether this agreement will be renewed. Because Children's Hospital, Boston, has, in the past, been an important source of product candidates for us, the expiration of this collaboration may adversely impact our ability to acquire future product candidates. We cannot be sure that we will be able to negotiate research collaborations with new institutions or that any new collaboration will be successful. The expiration of the collaboration with Children's Hospital, Boston, may subject us to increased competition. It also is possible that, after the expiration of our agreement, Children's Hospital, Boston, may develop products that have antiangiogenic qualities superior to those contained in the products that we currently license and could license those products to our competitors.

     The expiration of our agreement with Children's Hospital, Boston, would also sever our formal relationship with Dr. Judas Folkman. Dr. Folkman's authority and experience in the field of angiogenic research has been an important component of our public image. We cannot guarantee that we will find an adequate replacement for Dr. Folkman. The termination of this relationship could have an adverse impact on our business.

WE ARE DEPENDENT ON IDENTIFYING NEW COLLABORATIVE PARTNERS

     We intend to seek new corporate alliances and partners to develop, commercialize and market our products. We expect to grant to our partners certain rights to commercialize any products developed under these agreements, and we may rely on our partners to conduct research and development efforts and clinical trials on, obtain regulatory approvals for, and manufacture and market any products licensed to them. Each individual partner will control the amount and timing of resources devoted to these activities generally. Our revenues will be obtained from strategic partners as research and development payments and upon achievement of certain milestones. Since we generally expect to retain a royalty for sales or a percentage of profits of products licensed to third parties, our revenues may be less than if we retained all commercialization rights and marketed products directly. In addition, there is a risk that our corporate partners will pursue alternative technologies or develop competitive products as a means for developing treatments for the diseases targeted by our programs.

     We also may elect to collaborate with another partner to replace Bristol-Myers Squibb. Even if we find such a partner to assist us with the research, development and eventual commercialization of Angiostatin(Registered) protein, our work on the product may not be successful. We will depend, in part, on our partner's own competitive, marketing and strategic considerations, including the relative advantages of other products being developed and marketed.

     We cannot guarantee that we will be successful in establishing any additional collaborative arrangements, that products will be successfully commercialized under any collaborative arrangement or that we will derive any revenues from our arrangements. Our strategy also involves entering into multiple, concurrent strategic alliances to pursue commercialization of our core technologies. There is a risk that we will not be able to manage simultaneous programs successfully. With respect to existing and potential future strategic alliances and collaborative arrangements, we will depend on the expertise and dedication of sufficient resources by these outside parties to develop, manufacture, or market products. If a strategic alliance or collaborative partner fails to develop or commercialize a product to which it has rights, our business could be materially and adversely affected.

DEVELOPMENT OF OUR PRODUCTS IS AT AN EARLY STAGE AND IS UNCERTAIN

     Our proposed products and research programs are in the early stage of development and require significant, time-consuming and costly research and development, testing and regulatory clearances. In developing our products, we are subject to risks of failure that are inherent in the development of products and therapeutic procedures based on innovative technologies. For example, it is possible that any or all of these proposed products or procedures will be ineffective or toxic, or otherwise will fail to receive necessary FDA clearances. There is a risk that the proposed products or procedures will be uneconomical to manufacture or market or will not achieve broad market acceptance. There also is a risk that third parties may hold proprietary rights that preclude us from marketing our proposed products or that others will market a superior or equivalent product. The failure of our research and development activities to result in any commercially viable products would materially adversely affect our business.

     Angiostatin(Registered) and Endostatin(Trademark) protein, 2ME2 and thalidomide analogs are at the preclinical stages of development. These product candidates have only been tested on animals and not on humans. Although these product candidates have demonstrated some success in preclinical studies in combating tumors in mice, there is absolutely no assurance that the agents will be similarly effective in combating tumors in humans. Mice are not people, and although the scientific community considers the study of mice useful, we cannot even say whether agents that are successful in treating tumors in mice will be non-toxic to humans, let alone beneficial. In the cancer context, testing on mice occurs under different conditions than testing in people including the manner in which tumors are introduced into mice (by injection as opposed to natural development), the genetic make-up of laboratory mice populations (homogeneity as opposed to diversity), tumor location (near the skin as opposed to deep-seated), or other unidentified factors. There are many regulatory steps that must be taken before any of these product candidates will be eligible for FDA approval and subsequent sale, including the completion of preclinical (animal) and clinical (human) trials. We do not expect that these product candidates will be commercially available for several years, if ever.

WE MUST SUBJECT POTENTIAL PRODUCTS TO CLINICAL TRIALS, THE RESULTS OF WHICH ARE UNCERTAIN

     Before obtaining regulatory approvals for the commercial sale of our products, we or our collaborative partners will be required to demonstrate through preclinical studies (animal testing) and clinical trials (human testing) that our proposed products are safe and effective for use in each target indication. The majority of our product candidates, including Angiostatin(Registered) protein, Endostatin(Trademark)protein, 2ME2 and thalidomide analogs, have only been subjected to preclinical studies on mice and monkeys and have not yet been tested on humans. The results from these preclinical studies on animals may not be predictive of results that will be obtained in clinical trials and large-scale testing on humans.

     Our product candidate thalidomide is currently being tested in Phase 2 clinical trials on humans for a variety of types of cancer. In the future, we will be required to conduct clinical trials on humans for Angiostatin(Registered) protein, Endostatin(Trademark) protein, 2ME2 and thalidomide analogs. We have only limited experience in conducting clinical trials on humans and intend to rely on pharmaceutical companies, the National Cancer Institute, and contract research organizations with which we collaborate for clinical development and regulatory approval of our product candidates. We cannot guarantee that the clinical trials conducted by our partners or us will demonstrate sufficient safety and efficacy to obtain the required regulatory approvals or will result in marketable products.

     The results of initial preclinical studies and clinical trials of products under development are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical testing. In advanced clinical development, numerous factors may be involved that may lead to different results in larger, later-stage trials from those obtained in earlier-stage trials. Early stage trials usually involve a small number of patients and thus may not accurately predict the actual results regarding safety and efficacy that may be demonstrated with a large number of patients in a later-stage trial. Also, differences in the clinical trial design between an early-stage and late-stage trial may cause different results regarding the safety and efficacy of a product to be obtained. In addition, many early stage trials are unblinded and based on qualitative evaluations by clinicians involved in the performance of the trial whereas later-stage trials are generally required to be blinded in order to provide more objective data for assessing the safety and efficacy of the product. The failure to adequately demonstrate the safety and efficacy of a product under development could delay or prevent regulatory clearance of the potential product and would have a significant adverse effect on the Company.

     Clinical trials involving cancer patients are often conducted with terminally ill patients having the most advanced stages of a disease. During the course of treatment, these patients can die or suffer other adverse events due to the advanced stage of their disease despite the efficacy of the agents being tested. These deaths and/or adverse events, though unrelated to the agent being tested, can nevertheless adversely affect clinical trial results. Various companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after attaining promising results in earlier trials. Clinical trials for the product candidates being developed by EntreMed and its collaborators may be delayed by many factors, including that potential candidates for testing are limited in number. Any delays in, or termination of, the clinical trials of any of our product candidates, or the failure of any clinical trials to meet applicable regulatory standards, could have a material adverse effect on our business.

     In addition, we hope eventually to market our products outside of the United States. This will entail foreign regulatory approvals from governments in other countries that may have different requirements from the regulatory process in the United States, subjecting our products to additional clinical trials and approvals, as well as licensing, manufacturing and labeling standards, even though the products are fully approved for manufacture, marketing and distribution in the United States. In order to meet any additional requirements that might be imposed by foreign governments, we may incur additional costs that will inhibit our profitability. If the relevant approvals cannot be obtained or will be too expensive to obtain, foreign distribution may not be feasible, which could have a material adverse impact on our business.

THERE ARE MARKETING RISKS RELATED TO THE HISTORY OF THALIDOMIDE

     One of our potential products, thalidomide, has resulted in serious birth defects in children whose mothers used it during pregnancy. Therefore, physicians prescribing the drug to women with childbearing potential must take strict precautions, and there can be no assurance that such precautions will be observed in all cases or, if observed, will be effective. Use of thalidomide has also been associated, in a limited number of cases, with other side effects, including nerve damage. We believe that the characteristics of thalidomide that may have affected fetal development and caused birth defects by blocking new blood vessel growth are the same characteristics that may make thalidomide useful in the prevention and treatment of angiogenic disorders such as cancer. However, we cannot guarantee that clinical trials with the drug will demonstrate its safety and efficacy or that the drug will not be associated with other characteristics that prevent or limit its commercial use.

     Even if thalidomide is demonstrated to be safe and effective for use in treating angiogenic disorders, we may face difficulties in gaining public acceptance of the drug based on its history of causing birth defects. This may adversely affect our marketing efforts as well as the marketing efforts of our collaborator Celgene Corporation. In addition, we may be subject to liability arising out of any adverse effects of thalidomide. Pursuant to our agreement with Celgene, Celgene has agreed to indemnify us from any liability that may arise from its sales of thalidomide. However, we cannot guarantee that we will be protected from such liability and the possible related losses.

WE HAVE NO CURRENT MANUFACTURING OR MARKETING CAPACITY

     We do not expect to manufacture or market products in the near term, but we may try to do so in certain cases. We do not currently have the capacity to manufacture or market products or any experience in these activities. If we elect to perform these functions, we will be required to either develop these capacities, or contract with others to perform some or all of these tasks. We may be dependent to a significant extent on corporate partners, licensees, or other entities for manufacturing and marketing of products. If we engage directly in manufacturing or marketing, we will require substantial additional funds and personnel and will be required to comply with extensive regulations. We cannot guarantee that we will be able to develop or contract for these capacities when required in connection with our business.

     The manufacture of pharmaceutical products can be an expensive, time consuming, and complex process. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, and shortages of personnel. Delays in formulation and scale-up to commercial quantities could result in additional expense, delays in our clinical trials, regulatory submissions, and commercialization. The manufacturing processes for several of the small molecules and proteins we are developing as product candidates have not yet been tested at commercial levels, and we cannot guarantee that it will be possible to manufacture these materials in a cost-effective manner.

     In addition, we will depend on all such third-party manufacturers to perform their obligations effectively and on a timely basis. There can be no assurance that such parties will perform such obligations and any such non-performance may delay clinical development or submission of products for regulatory approval, or otherwise impair our competitive position, which would have a material adverse affect on our business. Any manufacturer of our product candidates will be subject to applicable good manufacturing practices ('GMP') prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities. We cannot guarantee that we or any of our collaborators will be able to enter into or maintain relationships either domestically or abroad with manufacturers whose facilities and procedures comply or will continue to comply with GMP and who are able to produce our small molecules and proteins. Should manufacturing agreements be entered into, our collaborators and we will be dependent on such manufacturers for continued compliance with GMP. Failure by a manufacturer of our products to comply with GMP could result in significant time delays or our inability to commercialize or continue to market a product. Changes in our manufacturers could require new product testing and facility compliance inspections. In the United States, failure to comply with GMP or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently, in the event that our current or future manufacturers are unable to manufacture our products at one of more of their facilities. For certain of our potential products, we will need to substantially increase the capacity of our production facilities (or those of our manufacturers) in order to conduct human clinical trials and to produce such products for commercial sale at an acceptable cost.

     At this time, we have limited marketing and sales staff. To the extent that we undertake to market our products, or are unable to enter into co-promotion agreements or to arrange for third-party distribution of our products, additional expenditures and management resources will be required to develop an effective sales force. There can be no assurance that we will be able to establish a sales force or to enter into co-promotion or distribution agreements on favorable terms or on a timely basis. In addition, other companies offering similar or substitute products may have well-established sales forces or agreements in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact on our business.

WE CANNOT GUARANTEE THAT OUR PRODUCTS WILL ACHIEVE MARKET ACCEPTANCE

     Even if our products eventually do reach the market, our success will be dependent on market acceptance of our products in the United States and, later, in international markets. Since we have not received the necessary approvals to sell our products in the United States or elsewhere, we cannot predict whether any of our products will achieve market acceptance, either in the United States or abroad. A number of factors may limit the market acceptance of our products, including the timing of regulatory approval and market entry relative to competitive products, the availability of alternative therapies or treatments, the price of our products relative to any alternatives, the availability of third-party reimbursement to pay for them, and the extent of the marketing efforts by competitors. Other risk factors identified in this section also may affect market acceptance.

WE CANNOT GUARANTEE THAT IT WILL BE COMMERCIALLY FEASIBLE TO MANUFACTURE ANGIOSTATIN(REGISTERED) PROTEIN AND ENDOSTATIN(TRADEMARK) PROTEIN

     We have entered into an agreement with Covance Biotechnology Services Inc. under which Covance is responsible for producing sufficient amounts of the Angiostatin(Registered) and Endostatin(Trademark) proteins for preclinical toxicology studies and for scaling-up the production of these proteins in commercial quantities under GMP conditions for clinical trials. We have spent significant time and funds to transfer the technology underlying the production of the Angiostatin(Registered) and Endostatin(Trademark) proteins to Covance. As such, we are reliant on Covance for the production of sufficient quantities of the Angiostatin(Registered) and Endostatin(Trademark) proteins to complete our clinical studies, and if Covance fails to produce such quantities, then we would have to delay our clinical studies. If we are required to change to a new manufacturer, and if any suitable manufacturer can be found, significant additional time and funds would be required for technology transfer and testing. Furthermore, Covance has only recently initiated production of the Angiostatin(Registered) and Endostatin(Trademark)proteins and, therefore, has little experience in manufacturing these proteins. Delays in Covance's scale-up to commercial quantities could result in delays that will affect our clinical trials, regulatory submissions, and commercialization. Indeed, the production of protein-based therapeutics using recombinant DNA techniques and fermentation is a difficult, expensive process. There is, therefore, no assurance that it will be possible to manufacture commercial quantities of the Angiostatin(Registered) and Endostatin(Trademark) proteins in a cost-effective manner.

WE ARE UNCERTAIN WHETHER ADDITIONAL FUNDING WILL BE AVAILABLE FOR OUR FUTURE CAPITAL NEEDS AND COMMITMENTS

     We will require substantial funds in addition to our existing working capital to develop our product candidates and otherwise to meet our business objectives. We have never generated enough cash during any period since our inception to cover our expenses and have spent, and expect to continue to spend, substantial funds to continue our research and development programs. We anticipate that our existing resources and the funds provided to us by Bristol-Myers Squibb through August 9, 1999 will be sufficient to meet our planned expenditures until 2000. However, any one of the following factors, among others, could cause us to require additional funds or otherwise cause our cash requirements in the future to materially increase:

     o results of research and development activities;

     o progress of our preclinical studies or clinical trials;

     o changes in or terminations of our relationships with strategic partners;

     o changes in the focus, direction, or costs of our research and development programs;

     o competitive and technological advances; or

     o the regulatory approval process.

     Also pursuant to sponsored research agreements, we have agreed to fund $851,000 through 2000. Under the terms of certain license agreements, we must be diligent in bringing potential products to market and must make certain milestone payments that, in some instances, are substantial. If we fail to comply with the milestones or fail to make any required sponsored research or milestone payment, we could face the termination of the relevant sponsored research or license agreement, which could have a material adverse effect on our business.

     We may seek additional funding through collaborative arrangements and public or private financing, including equity financing. We cannot guarantee that collaborative arrangements or additional financing will be available on acceptable terms to us or at all. If we issue more common stock to raise funds in the future, your ownership in us may be diluted. If adequate funds are not available, we may be required to take one or more of the following actions:

     o delay, reduce the scope of, or eliminate one or more of our research and development programs;

     o forfeit our rights to future technologies;

     o obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize on our own; or

     o license the rights to such products on terms that are not favorable to us.

OUR POTENTIAL PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATORY REQUIREMENTS AND A LENGTHY APPROVAL PROCESS

     Our research, development, preclinical and clinical trials, manufacturing, and marketing of most of our product candidates are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the United States and abroad. The process of obtaining FDA and other required regulatory approvals for drug and biologic products, including required preclinical and clinical testing, is lengthy, expensive and uncertain. Even after spending time and money, we may not receive regulatory approvals for clinical testing or for the manufacturing or marketing of any products. Our collaborators or we may encounter significant delays or excessive costs in the effort to secure necessary approvals or licenses. Even if we obtain regulatory clearance for a product, that product will be subject to continual review. Later discovery of previously unknown defects or failure to comply with the applicable regulatory requirements may result in restrictions on a product's marketing or withdrawal of the product from the market, as well as possible civil or criminal penalties.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY

     The pharmaceutical and biotechnology industries are intensely competitive and we expect competition from other companies and other research and academic institutions to increase. Many of these companies have substantially greater financial and research and development capabilities than we have and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. We are aware of a number of other companies and academic institutions that are pursuing angiogenesis research and are testing other angiogenesis inhibitors.

     These other companies and academic institutions may be larger than we are and have significantly greater financial resources, or be supported by large entities with greater financial resources than are currently available to us. They may also have established marketing and distribution channels. The drug industry is characterized by intense price competition, and we anticipate that we will face this and other forms of competition. There can be no assurance that developments by others will not render our products or technologies obsolete or noncompetitive or that we will be able to keep pace with technological developments. Competitors may develop products that use an entirely different approach or means of accomplishing the desired therapeutic effect that our products seek to achieve and may be more effective or less costly, or both. In addition, other competitors may have significantly greater experience than we do in undertaking preclinical testing and human clinical trials and obtaining regulatory approvals of pharmaceutical products. Accordingly, our competitors may succeed in commercializing products more rapidly than we do. Were these competitors to develop their products more rapidly and complete the regulatory process sooner, it could have a material adverse effect on our business.

     If other companies were to get FDA approval to market thalidomide for other disease indications, 'off-label' use of thalidomide could adversely affect the Company's business and operations. We are aware of other companies engaged in the development of thalidomide for various disease indications. Although the FDA does not permit a manufacturer or distributor to market or promote an approved drug for an unapproved off-label use or dosage level, under its 'practice of medicine' policy, the FDA generally does not prohibit a physician from prescribing an approved drug product for an unapproved use or dosage. In addition, the FDA has from time to time proposed to liberalize its restrictions on the dissemination of off-label information.

     Our blood oxygen enhancement product candidate may also compete for certain applications with numerous other available therapeutics and with blood and blood substitute products being developed by others. In addition to competing with universities and other research institutions to develop products, technologies, and processes, we may compete with other companies to acquire rights to products or technologies from universities.

     The pharmaceutical and biotechnology industries are rapidly evolving. We may not be able to develop products that are more effective or achieve greater market acceptance than our competitors' products. Our competitors may succeed in developing products and technologies that are more effective than those being developed by us or that render our products and technologies less competitive or obsolete. One competitor in particular is working on the development for clinical trials of an antiangiogenic developed by the same researcher at Children's Hospital, Boston, who developed Angiostatin(Registered) protein and Endostatin(Trademark)protein. While we do not know the potential effectiveness of this product in comparison to Angiostatin(Registered) protein, Endostatin(Trademark)protein or our other products, it is possible that this product will be more effective than our products, will be easier to manufacture, will come to market before any of our products or will achieve market acceptance over our products.

WE DEPEND ON PATENTS AND OTHER PROPRIETARY RIGHTS, SOME OF WHICH ARE UNCERTAIN

     Our success will depend in part on our ability to obtain patents for our products, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies in general is highly uncertain and involves complex legal and factual questions. Risks related to patenting our products include the following:

     o failure of EntreMed to obtain additional patents;

     o challenge, invalidation, or circumvention of patents already issued to us;

     o failure of the rights granted under our patents to provide sufficient protection;

     o independent development of similar products by third parties; or

     o ability of third parties to design around patents issued to EntreMed or its collaborators.

     For several of the products that we are developing, including thalidomide and 2ME2, composition of matter patents are not available because the compounds are in the public domain. In these cases, only patents covering the 'use' of the product are available. In general, patents covering a new use for a known compound can be more difficult to enforce against infringers of the use claims in the patent. We have secured use patents covering the use of thalidomide for the treatment of angiogenic diseases. We are aware of at least two other issued patents covering certain non-antiangiogenic uses of thalidomide. Although we believe that the claims in such patents will not interfere with our proposed use of thalidomide, we cannot guarantee that the holders of such patents will not be able to exclude the Company from marketing thalidomide for other uses. We have also secured use patents covering 2ME2.

     The enactment of the legislation implementing the General Agreement on Tariffs and Trade caused certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of seventeen years from the date of grant. The new term of a United States patent will commence on the date of issuance and terminate twenty years from the earliest effective filing date of the application. Since the time from filing to issuance of biotechnology patents is often more than three years, a twenty-year term from the effective date of filing may result in a term of patent protection that is substantially shorter than seventeen years. This may adversely impact our patent position. Often, the duration and level of the royalties we are entitled to receive from a collaborative partner is based on the existence of a valid patent. Thus, the shorter period of patent protection may adversely affect our future operating results and financial condition.

     Our potential products may conflict with patents that have been or may be granted to competitors, universities or others. As the biotechnology industry expands and more patents are issued, the risk increases that our potential products may give rise to claims that they infringe the patents of others. Such other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected products. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We cannot guarantee that we would prevail in any action or that any license required under any needed patent would be made available on acceptable terms, if at all. Failure to obtain needed patents, licenses, or proprietary information held by others may have a material adverse effect on our business.

     We are a party to sponsored research agreements and license agreements that require us to make milestone payments upon attainment of certain regulatory milestones. One of the milestones requires us to file an IND application with the FDA regarding Angiostatin(Registered) protein during the fourth quarter of 1999. Our failure to file this IND application could result in a loss of our rights with regard to Angiostatin(Registered)protein. We believe that we will be able to make this filing within the required time period, but no assurance can be given that we will do so.

     We also rely on trade secret protection for our confidential and proprietary information. However, trade secrets are difficult to protect and we cannot guarantee that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology, or that we can meaningfully protect our rights to unpatented trade secrets. We require our employees, consultants, and advisors to execute a confidentiality agreement when beginning an employment or a consulting relationship with EntreMed. The agreements generally provide that all trade secrets and inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship automatically become our exclusive property. Employees and consultants must keep such information confidential and may not disclose such information to third parties except in specified circumstances. We cannot guarantee, however, that these agreements will provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information.

     To the extent that consultants, key employees, or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. Certain of our consultants are employed by or have consulting agreements with others and any inventions discovered by them generally will not become our property.

LOSS OF KEY PERSONNEL AND CONSULTANTS COULD ADVERSELY AFFECT OUR BUSINESS

     We are dependent on certain of our executive officers and scientific personnel, including John W. Holaday, Ph.D., our co-founder, Chairman, President and Chief Executive Officer. We have a three-year employment agreement with Dr. Holaday through December 31, 2001. Competition for qualified employees among pharmaceutical and biotechnology companies is intense, and the loss of certain of our personnel, or an inability to attract, retain, and motivate additional highly skilled scientific, technical, and management personnel, could materially adversely affect our business and prospects. We cannot guarantee that we will be able to retain our existing personnel or attract and retain additional qualified employees.

     We may also be dependent, in part, upon the continued contributions of the lead investigators of our sponsored research programs. Our scientific consultants and collaborators may have commitments to or consulting or advisory agreements with other entities that may affect their ability to contribute to EntreMed or may be competitive with it. Inventions or processes discovered by them will not necessarily become our property, but may remain the property of these persons or of these persons' full-time employers.

POTENTIAL PRODUCTS MAY SUBJECT US TO PRODUCT LIABILITY FOR WHICH INSURANCE MAY NOT BE AVAILABLE

     The use of our potential products in clinical trials and the marketing of any pharmaceutical products may expose us to product liability claims. We have obtained a level of liability insurance coverage that we believe is appropriate for our current stage of development. However, there is a risk that our present insurance coverage is not adequate. Such existing coverage will not be adequate as we further develop products, and there is a risk that in the future adequate insurance coverage and indemnification by collaborative partners will not be available in sufficient amounts or at a reasonable cost. A successful product liability claim could have a material adverse effect on our business and financial condition.

THE MARKETABILITY OF OUR POTENTIAL PHARMACEUTICAL PRODUCTS MAY DEPEND ON REIMBURSEMENT AND REFORM MEASURES IN THE HEALTH CARE INDUSTRY

     Our success may depend, in part, on the extent to which reimbursement for the costs of therapeutic products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Over the past decade, the cost of health care has risen significantly, and there have been numerous proposals by legislators, regulators, and third-party health care payors to curb these costs. Some of these proposals have involved limitations on the amount of reimbursement for certain products. We cannot guarantee that similar federal or state health care legislation will not be adopted in the future or that any products sought to be commercialized by us or our collaborators will be considered cost-effective or that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. Moreover, the existence or threat of cost control measures could have an adverse effect on the willingness or ability of our corporate collaborators to pursue research and development programs related to our product candidates.

WE ARE SUBJECT TO RISK DUE TO OUR USE OF HAZARDOUS MATERIALS

     Our research and development involves the controlled use of hazardous biological, chemical, and radioactive materials. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could have a material adverse effect on us.

THE PRICE OF OUR STOCK IS HIGHLY VOLATILE

     The market price of our common stock, like that of the common stock of many other biopharmaceutical companies, has at times been, and again may be, highly volatile. Factors that may have a significant impact on the market price of our common stock include:

     o the results of preclinical studies and clinical trials by us or our competitors;

     o FDA actions with respect to our product candidates;

     o other evidence of the safety or efficacy of our product candidates or those of our competitors;

     o announcements of technological innovations or new commercial products by us or our competitors;

     o changes in reimbursement policies;

     o health care legislation;

     o developments in patent or other proprietary rights;

     o developments in our relationships with collaborative partners;

     o public concern as to the safety and efficacy of drugs we develop;

     o fluctuations in our operating results;

     o actions by traders and shortsellers;

     o articles in the public press; and

     o general market conditions.

FUTURE SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD HAVE AN ADVERSE IMPACT ON THE PRICE OF OUR STOCK

     Certain of our current stockholders may sell shares of common stock with this Prospectus or under Rule 144 under the Securities Act by exercising outstanding registration rights and by selling shares of common stock issued upon exercise of options or warrants or otherwise. Any such sales could have an adverse effect on the price of our common stock.

PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS

     Any of the following provisions could discourage, hinder or preclude an unsolicited acquisition of EntreMed and could make it less likely that stockholders receive a premium for their shares as a result of any such attempt:

     o Without shareholder approval, our Board of Directors may issue up to 5,000,000 shares of preferred stock with voting rights equal to the common stock and conversion, liquidation, or dissolution rights and preferences that may be superior to the common stock. The rights of the holders of any such preferred stock may adversely affect the rights of holders of common stock. The issuance of preferred stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal.

     o In addition, our Board of Directors is divided into three classes, the members of each of which will serve for a staggered three-year term. Because shareholders only may elect one-third of the Directors each year, it is more difficult for a third party to gain control of our Board of Directors.

     o Furthermore, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us form engaging in a 'business combination' with an 'interested stockholder,' unless the business combination is approved in a prescribed manner.

RISKS RELATED TO POTENTIAL YEAR 2000 PROBLEMS MIGHT ADVERSELY AFFECT OUR
BUSINESS

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs having time-sensitive software would recognize a date using '00' as the year 1900 rather than the year 2000.

     Based on a recent assessment, we determined that our accounting software will need to be updated or modified. This should be accomplished through updates from the software manufacturer. However, if such updates are not made, or are not completed on a timely basis, the Year 2000 issue could have a material impact on our business.

     We have queried our most significant supplier that does not also share information systems with us. To date, we are not aware that this, or any other supplier, has a Year 2000 issue that would materially impact our results of operations, liquidity, or capital resources. However, we have no means of ensuring that suppliers will be Year 2000 ready. The inability of suppliers to complete the Year 2000 resolution process in a timely fashion could materially impact our business. The effect of non-compliance by suppliers is not determinable.

     We anticipate no other Year 2000 problems that are reasonably likely to have a material adverse effect on our operations. There can be no assurance, however, that such problems will not arise.

     Our plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, and other factors. Estimates on the status of completion and the expected completion dates are based on costs incurred to date compared to total expected costs. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                                  THE COMPANY

     We were incorporated in Delaware in September 1991 and are engaged primarily in the research and development of biopharmaceutical products that address the role of angiogenesis in the prevention and treatment of a broad range of diseases.

     We are an innovative biopharmaceutical company with a research and product focus on the role of angiogenesis in disease. Our core technologies include an antiangiogenesis program focused on the development of proprietary products intended to inhibit the abnormal growth of new blood vessels associated with cancer and certain causes of blindness. Our other core technology is a blood cell permeation device designed to enhance the ability of red blood cells to deliver oxygen to organs and tissues.

     Angiogenesis is the biological process by which new blood vessels are formed and is a normal process during the first three months of embryonic development, the reproductive cycle of women, and in wound healing. At other times, angiogenesis is harmful when associated with disease, particularly that of cancer and macular degeneration, a leading cause of blindness. We believe that antiangiogenic products, which inhibit the abnormal growth of blood vessels, may have fewer adverse side effects than traditional therapies for these diseases. Our portfolio of potential products includes antiangiogenic compounds, Angiostatin(Registered) protein, Endostatin(Trademark) protein, 2-Methoxyestradiol and thalidomide which are used to block the growth of blood vessels supplying primary and metastatic tumors.

     Our principal executive offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850, and our telephone number is (301) 217-9858. For further information about the business and operations of the Company, reference is made to the Company's reports incorporated herein by reference. See 'Where You Can Find More Information.'

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered by this Prospectus. We will use the net proceeds, if any, realized from the exercise of the warrants for working capital and for general corporate purposes, at the discretion of management.

                              SELLING STOCKHOLDERS

     The Selling Stockholders will hold shares of Common Stock which are issuable upon exercise of the Warrants. The Warrants originally were issued by the Company in private placements exempt from registration under Section 4(2) of the Securities Act or pursuant to Rule 701 thereunder.

     The table below lists the following information: (a) identity of the Selling Stockholders, (b) number of shares of Common Stock owned by each Selling Stockholder as of May 12, 1999, assuming the exercise by the Selling Stockholders of all the Warrants held by such Selling Stockholder as of or prior to said date, (c) number of shares of Common Stock subject to sale by each Selling Stockholder pursuant to this Prospectus, and (d) number of shares of Common Stock that would be owned by each Selling Stockholder assuming the sale of all shares of Common Stock registered by this Registration Statement and no other transactions in the Common Stock by such Selling Stockholder. There can be no assurance that any shares of Common Stock will be sold pursuant to this Prospectus.

                                                                    SHARES
                                                                 BENEFICIALLY       SHARES OFFERED    SHARES BENEFICIALLY
                                                              OWNED PRIOR TO THE       BY THIS            OWNED AFTER
SELLING STOCKHOLDER(1)                                           OFFERING(2)        PROSPECTUS(2)       THE OFFERING(3)
-----------------------------------------------------------   ------------------    --------------    -------------------
John W. Holaday, Ph.D.(4)..................................        1,316,400            366,667             949,733
Donald S. Brooks(5)........................................          137,251              6,667             130,584
Samuel R. Dunlap, Jr.(6)...................................          408,612            319,283              89,329
Mark C. M. Randall(7)......................................           78,001              6,667              71,334
Wendell M. Starke(8).......................................          398,366             10,648             387,718
Elena J. Allen.............................................            5,324              5,324                  --
Tracy Allen................................................            5,324              5,324                  --
Ulrich Bruggemann..........................................            2,625              2,625                  --
Anne Fortier...............................................            1,667              1,667                  --
GATX Corporation(9)........................................           15,000             15,000                  --
Naomi Kleinhandler.........................................            6,667              6,667                  --
Marcia Kubovetz............................................            1,389              1,389                  --
John Madsen................................................            1,667              1,667                  --
Meier Mitchell & Company(10)...............................           10,000             10,000                  --
Youssef Mouneimne..........................................            2,625              2,625                  --
Yves C. Nicolau............................................            2,625              2,625                  --
W.B.M., LLC(11)............................................           13,423             13,423                  --
Eric C. Roux...............................................            2,625              2,625                  --
Don Sallee.................................................           10,648             10,648                  --
Averell W. Satloff(12).....................................           22,500             22,500                  --
John C. Thomas, Jr.(13)....................................          118,100             72,269              45,831
Children's Medical Center Corporation(14)..................           45,000             45,000                  --
Fletcher Spaght, Inc.(15)..................................            3,333              3,333                  --
Leo Einck(16)..............................................            8,375              5,774               2,601
Delta Shipping Agency......................................           13,334             13,334                  --

------------------
 (1) Except as otherwise indicated below, to the knowledge of the Company, each Selling Stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such Selling Stockholder, subject to community property laws, where applicable.
 (2) The number of shares set forth in the table assumes the exercise of all Warrants held by the Selling Stockholder and represents an estimate of the number of shares of Common Stock to be offered and

                                              (Footnotes continued on next page)

(Footnotes continued from previous page) sold by the Selling Stockholder. The actual number of shares of Common Stock issuable upon exercise of the Warrants is subject to adjustment. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon exercise of the Warrants by reason of adjustment mechanisms described therein, or by reason of any future stock splits, stock dividends or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.
 (3) Assumes the sale of all shares offered hereby and no other transactions in the Common Stock by the Selling Stockholder.
 (4) The shares beneficially owned by Dr. Holaday prior to the offering include 126,666 shares held by a limited partnership of which Dr. Holaday is the general partner, and 609,168 shares issuable upon exercise of options and warrants which are exercisable within 60 days following May 12, 1999, including (i) 100,000 shares issuable upon exercise of a Warrant granted on August 6, 1992 and (ii) 200,002 of 266,666 shares issuable upon exercise of a Warrant granted on November 2, 1995. Dr. Holaday is a co-founder of the Company and has served as its President and Chief Executive Officer and a director since August 1992 and as Chairman of the Board of Directors since November 1995.
 (5) The shares beneficially owned by Mr. Brooks prior to the offering include 6,667 shares issuable upon exercise of a Warrant granted to Mr. Brooks on November 2, 1995 and 124,334 shares issuable upon exercise of options all of which may be exercised within 60 days following May 12, 1999. Mr. Brooks has been a director of the Company since April 1996 and Vice President of Legal Affairs since 1998.
 (6) The shares beneficially owned by Mr. Dunlap prior to the offering include
     (i) 150,000 shares issuable upon exercise of the unexercised portion of Warrants covering 433,334 shares granted on August 6, 1992, (ii) 133,333 shares issuable upon exercise of a Warrant covering 166,667 shares granted on November 2, 1995, (iii) 33,333 shares issuable to Mr. Dunlap upon exercise of the portion of the Warrant covering 100,000 shares granted to Mr. Gorlin on November 2, 1995 (the 'Gorlin Warrant') covering 33,333 shares transferred to Mr. Dunlap in 1996, and (iv) 2,617 shares issuable to Mr. Dunlap upon exercise of the portion of a warrant covering 31,667 shares owned by Mr. Thomas. 350,282 of such shares are issuable upon exercise of options which may be exercised within 60 days following May 12, 1999. Mr. Dunlap served as an Executive Advisor to the Company between August 1992 and December 1998 and has served as a director of the Company since August 1992. Mr. Dunlap is not seeking reelection at the annual shareholders meeting to be held in June 1999.
 (7) The shares beneficially owned by Mr. Randall prior to the offering consist of 6,667 shares issuable upon exercise of the Warrant held by Mr. Randall and 71,334 shares issuable upon exercise of options which may be exercised within 60 days following May 12, 1999. Mr. Randall has been a director of the Company since April 1996.
 (8) The shares beneficially owned by Mr. Starke prior to the offering include 189,815 shares issuable upon exercise of options and warrants held by Mr. Starke which may be exercised within 60 days following May 12, 1999. Does not include 40,761 shares owned by various family members of Mr. Starke, as to which Mr. Starke disclaims beneficial ownership. Mr. Starke has been a director of the Company since April 1994.
 (9) The shares beneficially owned by GATX Corporation ('GATX') prior to the offering consist of 15,000 shares issuable upon exercise of a Warrant which may be exercised within 60 days following May 12, 1999. GATX is a provider of a wide array of financial and supply chain management services. During 1997, the Company paid lease payments in the amount of approximately $148,000 to MMC/GATX Partnership No. 1 ('MMC/GATX'), of which GATX is a partner, for certain equipment and purchased the leased equipment for a total of $263,000. See footnote 10.
(10) The shares beneficially owned by Meier Mitchell & Company ('MMC') prior to the offering consist of 10,000 shares issuable upon exercise of a Warrant which may be exercised within 60 days following May 12, 1999. MMC is an investment banking firm specializing in providing debt and lease financing

                                              (Footnotes continued on next page)

(Footnotes continued from previous page) products. Lee F. Meier, a director of the Company since July 1997, is the founder and Managing Director of MMC. During 1997, the Company paid lease payments in the amount of approximately $148,000 to MMC/GATX, of which MMC is the general partner, for certain equipment and purchased the leased equipment for a total of $263,000. See footnote 9.
(11) The shares beneficially owned by W.B.M., LLC ('WBM') prior to the offering consist of 13,423 shares issuable upon exercise of a Warrant granted on September 23, 1994 to Josephthal Lyons & Ross pursuant to a certain Warrant Agreement, dated September 23, 1994 by and between the Company and Josephthal Lyons & Ross (the 'Warrant Agreement') and transferred in part to Mr. Purjes on May 29, 1997 and subsequently transferred to WBM on May 21, 1998.
(12) The shares beneficially owned by Mr. Satloff prior to the offering consist of 22,500 shares issuable upon exercise of a Warrant granted on September 23, 1994 to Josephthal Lyons & Ross pursuant to the Warrant Agreement and transferred in part to Mr. Satloff on May 29, 1997.
(13) The shares beneficially owned by Mr. Thomas prior to the offering include
     (i) 5,602 shares issuable to the John C. Thomas Profit Sharing Plan (the 'Profit Sharing Plan') upon exercise of the unexercised portion of Warrants covering 45,001 shares granted to Mr. Dunlap and transferred to the Profit Sharing Plan, and (ii) 66,667 shares issuable upon exercise of a Warrant granted on August 6, 1992. 127,018 of such shares are issuable upon exercise of options which may be exercised within 60 days following May 12, 1999. Mr. Thomas is the sole beneficiary and trustee of the Profit Sharing Plan and shares, or will share, voting and investment power with respect to all shares issued, or issuable, to the Profit Sharing Plan and may be deemed to be the beneficial owner of all such shares. Mr. Thomas has served as Secretary and Treasurer of the Company since January 1997 and as part-time Chief Financial Officer of the Company from September 1991 until January 1997.
(14) The shares beneficially owned by Children's Medical Center Corporation ('Children's') consist of 45,000 shares issuable upon exercise of a portion of a Warrant covering 50,000 shares granted on September 29, 1996 (the 'September 1996 Warrant'), which Warrant may be exercised with respect to 30,000 of such shares within 60 days following May 12, 1999. On May 8, 1998, Children's transferred to Fletcher Spaght, Inc. a portion of the August 11 Warrant covering 5,000 shares.
(15) The shares beneficially owned by Fletcher Spaght, Inc. ('Fletcher') consist of 3,334 shares issuable upon exercise of the unexercised part of that portion of the September 1996 Warrant transferred to Fletcher by Children's, which unexercised part may be exercised with respect to 1,666 of such shares within 60 days following May 12, 1999. See footnote 14.
(16) The shares beneficially owned by Dr. Einck prior to the offering include 5,774 shares issuable upon exercise of a Warrant previously held by Mr. Dunlap and Mr. Thomas that was transferred to Dr. Einck in September 1998.

                              PLAN OF DISTRIBUTION

     We are registering shares of our common stock on behalf of the Selling Stockholders. As used in this Prospectus, 'Selling Stockholders' includes donees and pledgees selling shares received from a named Selling Stockholder after the date of this Prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will pay for all selling discounts and commissions, if any. The Selling Stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

     o on the Nasdaq National Market,

     o in the over-the-counter market,

     o in privately negotiated transactions,

     o through put or call options transactions relating to the shares,

     o through short sales of shares, or

     o a combination of such methods of sale.

     The Selling Stockholders may sell their shares at prevailing market prices, or at privately negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Stockholders.

     The Selling Stockholders may offer and sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of shares. The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of the shares may be deemed to be 'underwriters' within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We have agreed to indemnify each Selling Stockholder against certain liabilities, including liabilities arising under the Securities Act.

     Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

                                 LEGAL MATTERS

     The validity of the Shares of Common Stock offered hereby will be passed upon for the Company by Arnold & Porter, Washington, D.C.

                                    EXPERTS

     The consolidated financial statements of EntreMed, Inc. appearing in EntreMed, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 000-20713) we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1998, filed with the Commission on March 31, 1999, as amended;

     2. The Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1999, filed with the Commission on May 17, 1999, as amended; and

     3. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                         John C. Thomas, Jr.
                                         EntreMed, Inc.
                                         9640 Medical Center Drive
                                         Rockville, Maryland 20850
                                         Telephone: (301) 217-9858

     This Prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this Prospectus. We have authorized no one to provide information other than that provided in this Prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this document.

================================================================================
     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF ITS AGENTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                   ENTREMED, INC.
                                   953,751 SHARES
                                    COMMON STOCK

                            -----------------------------
                                     PROSPECTUS

                            -----------------------------
                                            , 1999

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, all of which will be paid by the Company.

                                                                 TO BE PAID
                                                                   BY THE
                                                                  COMPANY
                                                                 ----------
SEC Registration Fee..........................................     $6,604
Nasdaq filing fee.............................................          *
Accounting fees and expenses..................................          *
Printing and Engraving expenses...............................          *
Blue Sky fees and expenses....................................          *
Legal fees and expenses.......................................          *
Miscellaneous expenses........................................          *
Total.........................................................          *

------------------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the 'DGCL') sets forth conditions and limitations governing the indemnification of officers and directors of the Company and certain other persons. Section 145 of the DGCL is hereby incorporated herein by reference. The Company's Amended and Restated Certificate of Incorporation (the 'Certificate of Incorporation') and Bylaws provide that the Company shall indemnify any person to the full extent permitted by the DGCL.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the 'Securities Act'), may be permitted to directors, officers or controlling persons of the Company pursuant to the Company's Certificate of Incorporation and Bylaws and the DGCL, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     As authorized by Section 102(b)(7) of the DGCL, the Certificate of Incorporation also limits, to the fullest extent permitted by Delaware law, a director's liability for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not eliminate a director's duty of care nor does it limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief or remedies such as an injunction or rescission in the event of a director's breach of the duty of care. These provisions will not alter the liability of directors under federal securities laws.

     The Company has entered into indemnification agreements with each of its executive officers and directors, the form of which is filed as Exhibit 10.21 to the Company's Registration Statement on Form S-1 (File No. 333-3536) and is incorporated by reference herein.

     The Company has obtained and maintains insurance policies having a face amount totaling $15,000,000 (subject to certain deductible provisions and exclusions) covering its officers and directors and indemnifying them against loss on account of claims made against them, including, but not limited to, damages, judgments, costs and the costs of defense of such claims, arising from breach of duty, neglect, error, negligent misrepresentations, omission or act, or any claim arising solely by reason of status as an officer or director.

ITEM 16. EXHIBITS.

     The exhibits listed on the Index to Exhibits of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.

ITEM 17. UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this Registration Statement:

             (i) To include any Prospectus required by section 10(a)(3) of the
                 Securities Act of 1933 (the 'Securities Act');

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20%change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     D. For the purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rockville, State of Maryland on June 8, 1999.

                                       ENTREMED, INC.

                                       By: /s/ JOHN W. HOLADAY, PH.D.
                                           -------------------------------------
                                           John W. Holaday, Ph.D.
                                           Chairman of the Board of Directors,
                                           President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                      TITLE                             DATE
                ---------                                      -----                             ----

/s/ JOHN W. HOLADAY, PH.D.           Chairman of the Board of Directors,                  June 8, 1999
-----------------------------        President and Chief Executive Officer
    John W. Holaday, Ph.D.           (Principal Executive Officer)

/s/ R. NELSON CAMPBELL               Vice President and Chief Financial Officer           June 8, 1999
-----------------------------        (Principal Financial and Accounting
    R. Nelson Campbell               Officer)

/s/                                  Director                                             June 8, 1999
-----------------------------
    Donald S. Brooks

/s/                                  Executive Advisor and Director                       June 8, 1999
-----------------------------
    Samuel R. Dunlap, Jr.

/s/ JERRY FINKELSTEIN                Director                                             June 8, 1999
-----------------------------
    Jerry Finkelstein

/s/ LEE F. MEIER                     Director                                             June 8, 1999
-----------------------------
    Lee F. Meier

/s/ MARK C. M. RANDALL               Director                                             June 8, 1999
-----------------------------
    Mark C. M. Randall

/s/ WENDELL M. STARKE                Director                                             June 8, 1999
-----------------------------
    Wendell M. Starke

                                INDEX TO EXHIBITS

** Exhibit 5            Opinion of Arnold & Porter.

** Exhibit 23.1         Consent of Arnold & Porter, included in the opinion
                        filed as Exhibit 5 hereto.

* Exhibit 23.2          Consent of Ernst & Young LLP.

* Exhibit 24            Powers of Attorney of certain directors of the Company.

*   Filed herewith.

**  To be filed by amendment.